5/29

02042244

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Moscow City Telephone Network

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4957 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE : 7/1/02

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Dear Shareholder!

Open Joint Stock Company
"Moscow City Telephone Network"
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

Here by NOTIFIES

of an Annual General Meeting of Shareholders

to be held on June 15, 2002 in the conference hall of "Renaissance Moscow" Hotel at:
Building 1, 18 Olimpiysky prospect, Moscow, 129110
located by "Prospect Mira" Metro Station.
The meeting will open at 11:00 a.m.
The registration of shareholders will begin at 9:30 a.m.

To register, please have a **passport** or any other identity document. Shareholders' representatives shall also bear a duly issued power-of-attorney.

The shareholders recorded in the register of shareholders as of **April 27, 2002** have the right to participate in the general meeting. Each shareholder has the right to issue a power-of-attorney for his or its proxy.

Only holders of **ordinary** shares of the Company have the right to vote on the items of the agenda.

Agenda of the Meeting:

1 On the annual report, on the accounting documentation included balance sheet and profit and loss account, distribution of the profit and loss for 2001.
2 On the amount, time, procedure and form of payment of annual dividends for 2001.
3 On the number of members of the Board of Directors.
On elections to the Board of Directors.
4 On elections to the Audit Commission.
5 On approval of the Auditor of AO MGTS for 2002.
6 On approval of the new edition of Company's Charter.

7. On approval of the following documents:
The Annual General Meeting of Shareholders ' Regiment
The Regulations on the Company's Board of Directors
The Regulations on the Company's Audit Commission
The Regulations on the Company's Management Board
The Regulations on the Company's Director General

8. On approval of the deals/transactions with Company's affiliates which may be executed by the Company in the course of its usual activities at the period between 2002 and 2003 Annual Shareholder Meetings.

9. On increase of Company's charter capital through increase of shares' nominal value.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details..

Materials on the agenda of the meeting are available at the Secretariat of the Meeting (phone No. 950-00-00) and at the Counting Commission (phone No. 208-5893) Monday through Friday, 10:00 a.m. through 4:00 p.m.

The Board of Directors of AO MGTS

02 MAY 29 AM 11:49

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.m.

Shareholder:

Registration No.	Number of votes

BALLOT NO. 1
To vote on the 1st item of the Meeting's Agenda

No.	Items on the agenda and decisions of the general meeting of shareholders	Voting options		
1	***On the annual report, accounting documentation including the balance sheet and the profit and loss account, distribution of the profit and loss for 2001.***			
	To approve the annual report, accounting documentation including the balance sheet and the profit and loss account, distribution of the profit and loss for 2001.	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.m.

Shareholder:

Registration No. Number of votes

BALLOT NO. 2
To vote on the 2nd item of the Meeting's Agenda

No.	**Items on the agenda and decisions of the general meeting of shareholders**	**Voting options**		
	On the amount, time, procedure and form of payment of annual dividends for 2001.			
2.1	To approve the annual dividend for 2001 on each ordinary share equal to RUR .68. The payment shall be made in cash in the period from September 02 through December 31, 2002.	for	against	abstained
2.2	To approve the annual dividend for 2001 on each preferred share equal to RUR 2.29511. The payment shall be made in cash in the period from September 02 through December 31, 2002.	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.m.

Shareholder:

Registration No.	Number of votes

BALLOT NO. 3.1
To vote on the 3rd item of the Meeting's Agenda

No.	Items on the agenda and decisions of the general meeting of shareholders	Voting options		
3	***On the number of members of the Board of Directors.***			
	To approve the number of members of the Board of Directors of AO MGTS equal to 12 (twelwe).	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.

Shareholder: THE BANK OF NEW YORK INTERNATIONAL NOMINEES

Registration No.	Number of votes
101391	8031

BALLOT NO. 3.2
To vote on the 3rd item of the Meeting's Agenda
On elections to the Board of Directors.

To elect the Board of Directors of AO MGTS from the following nominees:

No.	Nominees	Nominated by	Number of votes
1	Yury Bilibin A.	OAO Svyazinvest	
2	Alexander Vronets P.	OAO MKNT & Co.	
3	Alexander Goncharuk Y.	OAO MKNT & Co.	
4	Vadim Degtiaryov S.	Rodur Fonder AB, Brunswick Russian Appreciation Fund Ltd, Brunswick Russian Growth Fund Ltd, The Trustees of Cheyne Walk Trust, American International Underwriters Overseas Ltd, The Trustees of the Ronald Family Trust B, Humboldt Services Limited, Pictet and CIE	
5	Nail Ismailov I.	OAO SvyazinvestOAO MKNT & Co.	
6	Vladimir Lagutin S.	OAO SvyazinvestOAO MKNT & Co.	
7	Alexander Leiviman L.	OAO MKNT & Co.	
8	Alexander Lopatin V.	OAO Svyazinvest	
9	Yevgeny Novitsky G.	OAO MKNT & Co	
10	Anton Osipchuk I.	OAO Svyazinvest	

11	Semyon V. Rabovsky	OAO MKNT & Co.	
12	Irina M. Ragozina	OAO Svyazinvest	
13	Georgy Romsky A.	OAO Svyazinvest	
14	Viktor Savchenko D.	OAO Svyazinvest	
15	Vasily V. Sidorov	OAO MKNT & Co.	
16	Valery N. Yashin	OAO Svyazinvest	

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGT

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.m.

Shareholder:

Registration No.	Number of votes
101391	8031

BALLOT NO. 4
To vote on the 4th item of the Meeting's Agenda
On elections to the Audit Commission.

To elect the Audit Commission of AO MGTS from the following nominees:

No.	Name of the nominee, the nominator	Voting options		
1	Yelena Bekian V. OAO MKNT & Co.	for	against	abstained
2	Konstantin Belyaev OAO Svyazinvest	for	against	abstained
3	Svetlana Krzhechevskaya G. OAO MKNT & Co.	for	against	abstained
4	Sergey N. Kushakov N. OAO MKNT & Co.	for	against	abstained
5	Irina Prokof'eva V.	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.

Registration No.	Number of votes
101391	8031

BALLOT NO. 5
To vote on the 5th item of the Meeting's Agenda

No.	Items on the agenda and decisions of the general meeting of shareholders	Voting options		
5	***On approval of the Auditor of AO MGTS for 2000.***			
	To approve Closed Joint Stock Company Deloit and Touche as the outside auditor of AO MGTS for 2000.	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel
located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.

Shareholder:

Registration No.	Number of votes
101391	8031

BALLOT NO. 6
To vote on the 6th item of the Meeting's Agenda

No.	Items on the agenda and decisions of the general meeting of shareholders	Voting options		
7	***On approval of the new edition of Company's Charter.***			
	To approve the new edition of Company's Charter. .	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel
located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.

Shareholder:

Registration No.	Number of votes
101391	8031

BALLOT NO. 7
To vote on the 7th item of the Meeting's Agenda

On approval of the new editions of the internal regulatory documentation:

No.	Name of the nominee, the nominator	Voting options		
8.1	The Annual General Meeting of Shareholders ' Regiment	for	against	abstained
8.2	The Regulations on the Company's Board of Directors	for	against	abstained
8.3	The Regulations on the Company's Audit Commission.	for	against	abstained
8.4	The Regulations on the Company's Management Board	for	against	abstained
8.5	The Regulations on the Company's Director General	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel
located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.

Shareholder:

Registration No.	Number of votes
101391	8031

BALLOT NO. 8
To vote on the 8th item of the Meeting's Agenda

No.	Items on the agenda and decisions of the general meeting of shareholders	Voting options		
9	***On approval of the deals/transactions with the Company's affiliates which may be executed by the Company in the course of its usual activities at the period between 2002 and 2003 Annual Shareholder Meetings.***			
	To approve deals/transactions on the total sum of RUR 2 bln. with the Company's affiliates to be executed by the Company in the course of its usual activities at the period between 2002 and 2003 Annual Shareholder Meetings.	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Open Joint Stock Company
MOSCOW CITY TELEPHONE NETWORK
Location: Building 3, 12 Petrovsky boulevard, 103051 Moscow

ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in a combined form on June 15, 2002 in the conference hall of "Rennaisance Moscow" Hotel
located at Building 1, 18 Olimpiysky prospect, Moscow, 129110
The registration of shareholders will begin at 9:30 a.m.
The meeting will open at 11:00 p.

Shareholder:

Registration No.	Number of votes
101391	8031

BALLOT NO. 9
To vote on the 9th item of the Meeting's Agenda

No.	**Items on the agenda and decisions of the general meeting of shareholders**	**Voting options**		
9	On increase of Company's charter capital through increase of shares' nominal value.			
	To increase AO MGTS charter capital with 1 915 901 000 (one billion nine hundred fifteen million nine hundred one thousand) RUR through conversion of all placed shares with its nominal value of 20 RUR to into relevant type of shares with nominal value of 40 RUR capitalising fixed assets revaluation reserve.	for	against	abstained

Leave the answer of your choice blank and cross other options. Please sign the ballot! Ballots signed by shareholder's proxy shall as well contain proxy's family name and initials and the power-of-attorney details.

Shareholders have the right to deliver their filled-in and executed ballots ahead of schedule to the Counting Commission of the general meeting at: 19 Dayev Pereulok, 103045 Moscow. The ballots received not later than **June 12, 2002** will be taken into account to determine the quorum and to sum up the results of voting.

(personal signature of the shareholder or proxy)

The Board of Directors of AO MGTS

Conclusion of the Internal Audit Commission on the Results of the Business Activities of OAO "Moscow Local Telephone Network" for 2001.

The Internal Audit Commission of OAO "Moscow Local Telephone Network" (AO MGTS) carried out an audit with a view of confirming the 2001 accounting reports of MGTS.

The audit was carried out on a sample test basis.

The Internal Audit Commission confirms that nothing came to its attention that caused it to believe that the statutory accounting reports of AO MGTS are not trustworthy.

In the opinion of the Internal Audit Commission the statutory accounting reports of AO MGTS present fairly the financial position of AO MGTS as at 1 January 2002, its financial results and changes in cash flows and share capital for 2002.

Head of the Commission	Kushakov S.N. /s/
Member of the Commission	Avidianz S.P. /s/
Member of the Commission	Krzhichevskaya S.G. /s/

Auditors' Report

By ZAO Deloit and Touche, incorporated in Russian Federation at the following address: Building 2, 16 Tverskays Street, Moscow, Russia 103009

Tel: +7 (095) 933 73 00

Statutory audit licence № 004509 is issued on March 13, 2000 according to the decision № 39 of Ministry of Finance of Russian Federation from February 8, 2000 and has its validity period of three years.

To the shareholders of the Open Joint-Stock Company "Moscow Local Telephone Network":

1 We have audited the accompanying 2001 statutory accounting reports of the Open Joint-Stock Company "Moscow Local Telephone Network" (hereinafter – the Company) including Company's Balance Sheet as for December 31, 2001, its Profit and Loss Report, Income Statement Report, Cash Flow Report for Year 2001. These statutory accounting reports were prepared by the management of the Company in accordance with the Federal Law № 129- FZ from November 21, 1996 "On Accounting".

Preparation of the statutory accounting reports is the responsibility of the management of the Company. Our responsibility as is to express an opinion on the trustworthiness in all material aspects of these statutory accounting reports based on our audit.

We conducted our statutory audit in accordance with The Federal Law №119 – FZ dated August 7, 2001 "On the Audit Activity" The statutory audit was conducted to obtain reasonable assurance about whether the statutory accounting reports are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our statutory audit provides a reasonable basis for our opinion of the trustworthiness of the given accounting reports.

In our opinion, the accompanying audited statutory accounting reports are trustworthy, i.e. prepared so as to present in all material aspects the Company's assets and liabilities as at 31 December 2001 and the financial results of its operations for 2001 in compliance with the Federal Law "On Accounting" .

Closed Joint-Stock Company

Deloit and Touche 29 April 2002

REESTR-SVYAZ

Branch of the Open Joint Stock Company "REESTR"

19 Daev pereulok, Moscow, 103045 *Telephone /Fax 208-47-77*

29 апреля 2002 г.

OAO MGTS
Director General
Lagutin V.S.

Dear Vladimir Sergeevich!

Inform you on the structure of OAO MGTS register of shareholders as on April 27, 2002.

1.	Charter Capital	1 915 901 000 RUR
2.	Share Nominal	20 RUR
3.	Number of ordinary shares (registation № 1-04-00083-A)	79 829 200 Pcs.
4.	Number of preferred shares (registration № 2-03-00083-A)	15 965 850 Pcs.
5.	Number of Shareholders	9 809 Shareholders

6.Distribution of ordinary shares:

	Number of shareholders	Number of shares	% of Charter Capital
Legal enteties	**46**	**78 304 069**	**81,74**
Including non-residents	9	2 431 100	2,54
Individuals	**1 417**	**1 525 131**	**1,59**
Total:	**1 463**	**79 829 200**	**83,33**

7. Distribution of preferred shares:

	Number of shareholders	Number of shares	% of Charter Capital
Legal enteties	**44**	**10 409 575**	**10,87**
Including non-residents	8	4 073 385	4,24
Individuals	**9 467**	**5 556 275**	**5,80**
Total:	**9 511**	**15 965 850**	**16,67**

8. Legal entities possessing more than 1% of the Company's Charter Capital.

№	Entety's Name	Status	Ordinary		Preferred		Total	
			Number of shares	% of ordinary shares	Number of shares	% of preferred shares	Number of shares	% of Charter Capital
1	OAO "MKNT & Co."	Owner	39 324 126	49,2603	0	0,0000	39 324 126	41,0503
2	OAO "Svyazinvest"	Owner	22 352 150	28,0000	0	0,0000	22 352 150	23,3333
3	ING Bank (Euroasia) ZAO	Nominee	5 417 399	6,7862	0	0,0000	5 417 399	5,6552
4	"J. P. Morgan International" LTD.	Nominee	4 257 411	5,3332	41 500	0,2599	4 298 911	4,4876
5	ZAO"Depositary-Clearing Company"	Nominee	2 258 862	2,8296	1 591 380	9,9674	3 850 242	4,0192
6	ZAO "Brunswick U.B.S. Warburg"	Nominee	65 950	0,0826	2 482 500	15,5488	2 548 450	2,6603
7	LINDSELL ENTERPRISES LIMITED	Owner	685 300	0,8585	1 569 150	9,8282	2 254 450	2,3534
8	ZAO "CSFB"	Nominee	703 465	0,8812	1 481 550	9,2795	2 185 015	2,2809
9	TELERUS LIMITED	Owner	0	0,0000	1 656 435	10,3749	1 656 435	1,7291
10	A.P. (HOLDINGS) LIMITED	Owner	1 291 300	1,6176	0	0,0000	1 291 300	1,3480

The is no individuals possessing more than 1% of Company's Charter Capital.

Director /s/ Taranovsky Y.A.

02 MAY 29 AM 11:49

(INOFFICIAL TRANSLATION FROM RUSSIAN)

to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

BALANCE SHEET
For the 1-st quarter 2002

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr., GSP 9, K52 101199 Moscow

Approved on: April 30, 2002
Mailed (accepted) on: April 30, 2002

[1] **Form code**

[2] **National Classification Code of Enterprises and Organizations**

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	115,775	109,566
patents, licenses, trademarks (service marks), other rights	111	115,775	109,566
organizational expenses	112	0	0
Goodwill	113	0	0
Fixed assets (01, 02, 03), including:	120	16,703,227	16,766,502
land plots and natural objects	121	0	0
property, plant and equipment (tools)	122	9,699,451	9,114,206
other fixed assets	123	7,003,776	7,652,296
Construction in progress (07, 08, 16, 61)	130	1,961,228	1,758,960
Profitable investments in material values (03) including:	135	0	0
assets to be leased out	136	0	0
assets for hire	137	0	0
Long-term investments (06, 82), including:	140	936,038	932,324
investments in subsidiaries	141	720,243	720,243
investments in dependent companies	142	51,042	52, 176
investments in other organizations	143	12,624	11,653
loans to entities for periods exceeding 12 months	144	152,129	148,253
other long-term investments	145	0	0
Other non-current assets	150	0	0
Subtotal for Section 1	**190**	**19,716,268**	**19,567,352**
2. Current assets			
Inventory, including:	210	461,234	494,307
raw materials, materials and similar values (10, 12, 13, 16) including:	211	311,879	344,306
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	11,951	3,227
finished products and goods for re-sale (16, 40, 41)	214	1,584	21,810
goods shipped (45)	215	1,434	1,434
deferred expenses (31)	216	134,386	123,531
other inventory and expenditures	217	0	0
VAT on acquired valuables (19)	220	231,495	275,576
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	84,051	24.985
buyers and customers (62, 76, 82)	231	0	0
notes receivable (62)	232	0	0
related parties (78)	233	0	162
advances granted (61)	234	0	0
other debtors	235	84,051	24,823

Accounts receivable (maturing within 12 months following the report-ing date), including:	240	1,094,380	1,350,864
buyers and customers (62, 76, 82)	241	636,979	779,851
notes receivable (62)	242	0	0
related parties (78)	243	123,181	185,572
contributions to the Charter Capital of members (founders) receivable (75)	244	0	0
advances granted (61)	245	228,275	184,329
other debtors	246	105,945	201,112
Short-term investments (56, 58, 82), including:	250	125,940	158,944
loans granted to entities for periods less than 12 months	251	0	27,247
own shares purchased from shareholders	252	0	0
other short-term investments	253	125,940	131,697
Cash , including:	260	359,6556	746,638
cash in hand (50)	261	347	428
settlement account (51)	262	344,314	692,211
hard-currency account (52)	263	13,806	18,167
other cash (55, 56, 57)	264	1,189	35,832
Other current assets	270	0	0
Subtotal for Section 2	**290**	**2,356,756**	**3,051,315**
Balance (sum of lines 190 + 290)	**300**	**22,073,024**	**22,618,667**
3. CAPITAL AND RESERVES			
Charter capital (85)	410	1,915,901	1,915,901
Additional capital (87)	420	13,851,921	13,851,912
Reserve capital (86)	430	0	0
Social fund (88)	440	0	0
Targeted funding and receipts (96)	450	0	0
Retained income of previous years (88)	460	366,433	366,433
Uncovered loss of previous years (88)	465	(1,304, 585)	(1,304,585)
Retained income of the accounting year (88)	470	X	262,031
Uncovered loss of the accounting year (88)	475	X	0
Subtotal for Section 3	**490**	**14,829,670**	**15,091,692**
4. LONG-TERM LIABILITIES			
Borrowed monies (92, 95), including:	510	4,371,661	2,021,335
bank loans maturing more than 12 months following the report-ing date	511	2,771,661	421,335
other loans maturing more than 12 months following the re-porting date	512	1,600,000	1,600,000
Other long-term liabilities	520	309,147	0
Subtotal for Section 5	**590**	**4,680,808**	**2,021,335**
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	631,543	2,895,090
bank loans maturing within 12 months following the reporting date	611	555,225	2,772,539
other loans maturing within 12 months following the reporting date	612	76,318	122,551
Accounts payable, including:	620	1,352,445	1,947,100

suppliers and contractors (60, 76)	621	637,555	941,599
notes payable (60)	622	0	0
debts to subsidiaries and dependent companies (78)	623	83,045	86,645
debts to the personnel of the entity (70)	624	79,089	87,023
debts to governmental off-budget funds (69)	625	32,197	43,322
debts to the budget (68)	626	160,963	284,489
advances received (64)	627	303,388	465,751
other creditors	628	56,208	38,271
Revenues payable to participants (founders) (75)	630	1,318	1,318
Deferred revenue (83)	640	577,240	662,131
Provisions for deferred expenses (89)	650	0	0
Other short-term liabilities	660	0	0
Subtotal for Section 5	**690**	**2,562,546**	**5,505,640**
BALANCE (sum of lines 490+590+690)	**700**	**22,073,024**	**22,618,667**

Manager ___/s/___ V.S. Lagutin Chief Accountant ___/s/ R.I. Borisenkova

Annex
to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

PROFIT AND LOSS STATEMENT
For Year 2001

			CODES
		Form No. 2 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr., GSP 9, K52 101199 Moscow

[1] Form code

[2] National Classification Code of Enterprises and Organizations

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	2,407,337	1,736,170
including those from sales of:			
communications services	011	2,067,094	1,436,491
trading	012	702	680
social sphere services	013	1,614	1,934
intermediary services	014	864	916
other services	015	337,063	296,149
Cost of goods, products, services sold:	020	(1,416,211)	(1,181,857)
including those from sales of:			
communications services	021	1,266,687	1,107,200
trading	022	648	614
social sphere services	023	8,460	7,922
intermediary services	024	1,104	509
from other activities	025	139,312	65,612
Gross revenues	029	991,126	554,313
Commercial expenses	030	(6,390)	(17,634)
Administrative expenses	040	(285,401)	(199,093)
Income/(loss) from sales (lines (010-020-030-040))	050	699,335	337,586
II. Operating revenues and expenses			
Interest receivable	060	3,853	5,271
Interest payable	070	(218,813)	(168,352)
Revenues from participation in other organizations	080	7,183	3,766
Other operating revenues	090	105,179	280,164
Other operating expenses	100	(213,428)	(378,016)
III. Non-sales revenues and expenses			
Non-sales revenues	120	29,686	30,496
Non-sales expenses	130	(77,54)	(147,832)
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	335,641	(36,917)
Income tax and other similar mandatory payments	150	(73,076)	(20,954)
Income (loss) from regular business	160	262,565	57,873
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	41	1,836
Extraordinary expenses	180	(575)	(124)

Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	262,031	(56,159)
FOR REFERENCE			
Dividend payable on each share:	201	-	-
preferred	202	-	-
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-

Manager __/s/__ V.S. Lagutin   Chief Accountant __/s/ R.I. Borisenkova

(INOFFICIAL TRANSLATION FROM RUSSIAN)

to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

BALANCE SHEET
For Year 2001

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr., GSP 9, K52 101199 Moscow

Approved on: March 29, 2001

Mailed (accepted) on: March 29, 2001

1 Form code

2 National Classification Code of Enterprises and Organizations

	Line Code	At the beginning of the Year	At the end of the Year
1. NON-Current assets	2	3	4
Intangible assets (04, 05), including:	110	134 367	115 775
patents, licenses, trademarks (service marks), other rights	111	134 367	115 775
organizational expenses	112	0	0
Goodwill	113	0	0
Fixed assets (01, 02, 03), including:	120	16 567 264	16 698 015
land plots and natural objects	121	0	0
property, plant and equipment (tools)	122	8 626 262	8 992 540
other fixed assets	123	7 941 002	7 705 475
Construction in progress (07, 08, 16, 61)	130	1 490 842	1 961 228
Profitable investments in material values (03) including:	135	0	0
assets to be leased out	136	0	0
assets for hire	137	0	0
Long-term investments (06, 82), including:	140	948 258	936 038
investments in subsidiaries	141	720 225	720 243
investments in dependent companies	142	50 352	51 042
investments in other organizations	143	13 021	12 624
loans to entities for periods exceeding 12 months	144	153 902	152 129
other long-term investments	145	10 758	0
Other non-current assets	150	0	0
Subtotal for Section 1	**190**	**19 140 731**	**19 711 056**
2. Current assets	210	292 841	466 446
Inventory, including:	211	268 273	317 091
raw materials, materials and similar values (10, 12, 13, 16) including:			
raw materials and materials (10, 16)	211.1	252 551	299 202
low-value and non-durable items (12, 13, 16)	211.2	15 722	17 889
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	12 309	11 951
finished products and goods for re-sale (16, 40, 41)	214	1 012	1 584
goods shipped (45)	215	1 434	1 434
deferred expenses (31)	216	9 813	134 386
other inventory and expenditures	217	0	0
VAT on acquired valuables (19)	220	35 760	231 495
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	103 251	84 051
buyers and customers (62, 76, 82)	231	0	0
notes receivable (62)	232	0	0
related parties (78)	233	0	0

advances granted (61)	234	0	0
other debtors	235	103 251	84 051
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	869 302	1 094 380
buyers and customers (62, 76, 82)	241	411 203	636 979
notes receivable (62)	242	0	0
related parties (78)	243	162 646	123 181
contributions to the Charter Capital of members (founders) receivable (75)	244	0	0
advances granted (61)	245	243 833	228 275
other debtors	246	51 620	105 945
Short-term investments (56, 58, 82), including:	250	121 459	125 940
loans granted to entities for periods less than 12 months	251	0	0
own shares purchased from shareholders	252	0	0
other short-term investments	253	121 459	125 940
Cash , including:	260	399 939	359 656
cash in hand (50)	261	245	347
settlement account (51)	262	260 533	344 314
hard-currency account (52)	263	105 327	13 806
other cash (55, 56, 57)	264	33 834	1 189
Other current assets	270	0	0
Subtotal for Section 2	**290**	**1 822 552**	**2 361 968**
Balance (sum of lines 190 + 290)	**300**	**20 963 283**	**22 073 024**
3. CAPITAL AND RESERVES	**2**	**3**	**4**
Charter capital (85)	410	1 915 901	1 915 901
Additional capital (87)	420	13 821 863	13 851 921
Reserve capital (86)	430	0	0
Social fund (88)	440	30 092	0
Targeted funding and receipts (96)	450	0	0
Retained income of previous years (88)	460	781 018	0
Uncovered loss of previous years (88)	465	-1 953 257	-1 304 585
Retained income of the accounting year (88)	470	X	366 433
Uncovered loss of the accounting year (88)	475	X	0
Subtotal for Section 3	**490**	**14 595 617**	**14 829 670**
4. LONG-TERM LIABILITIES			
Borrowed monies (92, 95), including:	510	651 618	4 371 661
bank loans maturing more than 12 months following the report-ing date	511	651 618	2 771 661
other loans maturing more than 12 months following the re-porting date	512	0	1 600 000
Other long-term liabilities	520	301 857	309 147
Subtotal for Section 5	**590**	**953 475**	**4 680 808**
5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	4 195 555	631 543
bank loans maturing within 12 months following the reporting date	611	3 550 960	555 225
other loans maturing within 12 months following the reporting date	612	644 595	76 318

Accounts payable, including:	620	998 341	1 352 445
suppliers and contractors (60, 76)	621	593 421	637 555
notes payable (60)	622	0	0
debts to subsidiaries and dependent companies (78)	623	15 130	83 045
debts to the personnel of the entity (70)	624	47 539	79 089
debts to governmental off-budget funds (69)	625	213	32 197
debts to the budget (68)	626	62 587	160 963
advances received (64)	627	196 427	303 388
other creditors	628	83 024	56 208
Revenues payable to participants (founders) (75)	630	108	1 318
Deferred revenue (83)	640	220 177	577 240
Provisions for deferred expenses (89)	650	0	0
Other short-term liabilities	660	10	0
Subtotal for Section 5	**690**	**5 414 191**	**2 562 546**
BALANCE (sum of lines 490+590+690)	**700**	**20 963 283**	**22 073 024**

	Line code	**Year beginning**	**Year end**
1	**2**	**3**	**4**
Capital lease (001)	910	304,938	517,870
including financial leasing	911	16,645	228,989
Material values in custody (002)	920	432	458
Goods accepted for commission (004)	930	-	-
Debts of insolvent debtors written into loss (007)	940	21,881	29,546
Security of liabilities and payments received (008)	950	10,125	-
Security of liabilities and payments granted (009)	960	2,940,847	1,120,104
Wear of housing (014)	970	3,552	3,669
Wear of exterior amenities and other similar objects (015)	980	145	207
Strict reporting blanks (006)	990	512	206
Accounts payable written into profit (010)	991	1,067	1,857
Wear of leased assets (011)	992	11	54
Fixed assets rented out (021)	993	-	5,475
Wear and tear (022)	994	-	-
Wear and tear of fixed assets received on a gratis basis (023)	995	22,174	38,200
Depreciation of intangible assets (024)	996	-	-

Manager ___/s/___ V.S. Lagutin   Chief Accountant ___/s/ R.I. Borisenkova

Annex
to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

PROFIT AND LOSS STATEMENT
For Year 2001

			CODES
		Form No. 2 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr., GSP 9, K52 101199 Moscow

1 Form code

2 National Classification Code of Enterprises and Organizations

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	7 937 492	6 077 387
including those from sales of:			
communications services	011	6 650 907	5 144 589
trading	012	3 630	2 559
social sphere services	013	15 227	11 164
intermediary services	014	3 163	3 323
other services	015	1 264 565	915 752
Cost of goods, products, services sold:	020	5 105 119	3 282 357
including those from sales of:			
communications services	021	4 295 370	3 042 856
trading	022	3 332	2 190
social sphere services	023	41 005	34 863
intermediary services	024	1 982	2 525
from other activities	025	763 430	199 923
Gross revenues	029	2 832 373	2 795 030
Commercial expenses	030	85 710	66 483
Administrative expenses	040	891 589	742 204
Income/(loss) from sales (lines (010-020-030-040))	050	1 855 074	1 986 343
II. Operating revenues and expenses			
Interest receivable	060	12 691	30 492
Interest payable	070	784 640	629 418
Revenues from participation in other organizations	080	49 184	8 680
Other operating revenues	090	444 428	2 269 671
Other operating expenses	100	746 498	2 282 465
III. Non-sales revenues and expenses			
Non-sales revenues	120	91 338	399 220
Non-sales expenses	130	414 627	794 682
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	506 950	987 841
Income tax and other similar mandatory payments	150	140 744	207 063
Income (loss) from regular business	160	366 206	780 778
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	2 871	2 927
Extraordinary expenses	180	2 644	2 687
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	366 433	781 018
FOR REFERENCE			

Dividend payable on each share:	201	0	0
preferred	202	0	0
ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	0	0
ordinary	204	0	0

Manager /s/ V.S. Lagutin

Chief Accountant /s/ R.I. Borisenkova